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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Year Ended 31-Dec-04
Earnings	0
Fixed Charges
Interest expensed and capitalized	5,427,748
Amortized premiums, discounts, and expenses related to indebtedness	637,710
An estimate of the interest within rental expenses	—

Total fixed charges	6,065,458

Amount of the deficiency	6,065,458

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Computation of Ratio of Earnings to Fixed Charges